AXCAN PHARMA INC.

[AXCAN PHARMA LOGO]                                  597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     Tel: (450) 467-5138
                                                     1(800) 565-3255
                                                     Fax: (450) 464-9979

                                                     www.axcan.com



SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
Nasdaq SYMBOL (Nasdaq National Market):                                     AXCA

DATE:                                                            October 9, 2003
News release for immediate distribution


                AXCAN SIGNS AN AGREEMENT WITH AVENTIS TO ACQUIRE
                      A GROUP OF GASTROINTESTINAL PRODUCTS

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") announced today that it has signed an agreement to acquire the rights to a group of gastrointestinal products from Aventis. Under the terms of this agreement, Axcan will acquire CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market for a cash purchase price of US $145 million. Axcan believes this acquisition will be immediately accretive, expecting to generate in excess of US 20 cents in earnings per share over the 12 months following closing from the sale of these products. The closing of this acquisition is subject to regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR").

During the last 12 months, Aventis' combined net sales of acquired products in these territories were approximately US $42 million. The US $145 million purchase price is approximately 3.5 times the net sales of these products for the trailing 12 months. The purchase price will be paid out of Axcan's cash on hand.

"We are pleased to announce this transaction. We have emphasized Axcan's commitment to acquire products generating North American revenue ever since we raised US $125 million through a convertible debenture offering. These gastrointestinal products are a perfect fit for Axcan. Assuming that we receive approval under HSR, we believe these products should allow Axcan to increase its net sales to over US $240 million during fiscal 2004," said Leon F. Gosselin, Axcan's President and Chief Executive Officer. "This acquisition should allow Axcan to fully leverage its North American sales force and the additional revenue we should generate will allow us to add approximately US $2 million to our research and development budget," he concluded.

PRODUCTS
--------

CARAFATE/SULCRATE (sucralfate tablets and suspensions marketed under the brand CARAFATE in the U.S. and SULCRATE in Canada) are indicated for the treatment of active duodenal ulcers. Sales in North America amounted to US $31.4 million in 2002.

BENTYL/BENTYLOL (dicyclomine capsules and tablets marketed under the brand BENTYL in the U.S. and BENTYLOL in Canada) are antispasmodic and anticholinergic drugs mainly used for the relief of gastrointestinal symptoms associated with irritable bowel syndrome. Sales in North America amounted to US $7.5 million in 2002.

PROCTOSEDYL (hydrocortisone acetate ointment and suppositories) is indicated for the reduction of swelling, pain and inflammation of haemorrhoids and other rectal lesions. Sales in Canada amounted to US $3 million in 2002.

Axcan  will  host  a  conference   call  at  10:00  A.M.   EST,  on  October  9,
2003.Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.

The telephone numbers to access the conference call are (800) 814-4860 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until October 16, 2003. The telephone number to access the replay of the call is (416) 640-1917 code: 21021248.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.
--------------------------------------------------------------------------------

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting HSR approval, acceptance and demand for these pharmaceutical products, the impact of competitive products and pricing, new product development and launch, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. No assurance can be given that expected revenue will be realized.

Full commercial launch of these products may require more time than expected. Axcan declines any obligation to update any forward-looking statement contained herein.

The names, BENTYL, BENTYLOL, CARAFATE, PROCTOSEDYL and SULCRATE appearing in this press release are registered trademarks of Aventis and its subsidiaries.


INFORMATION:          David W. Mims
                      Executive Vice President and Chief Operating Officer
                      Axcan Pharma Inc.
                      Tel: (205) 991-8085 ext. 223

or                    Isabelle Adjahi
                      Director, Investor Relations
                      Axcan Pharma Inc.
                      Tel: (450) 467-2600 ext. 2000

                      Web:   www.axcan.com




                                                               AXCAN PHARMA INC.